SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32669; File No. 812-14611

Franklin Fund Allocator Series, et al.

June 5, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A), (B), and (C) of the Act; under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a) of the Act; and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act. The requested order would: (a) permit certain registered open-end investment companies to acquire shares of certain registered open-end investment companies, registered closed-end investment companies, business development companies, as defined in section 2(a)(48) of the Act, and unit investment trusts (collectively, "Underlying Funds") that are within and outside the same group of investment companies as the acquiring investment companies, in excess of the limits in section 12(d)(1) of the Act; and (b) permit certain registered open-end management investment companies relying on rule 12d1-2 under the Act to invest in certain financial instruments.

Applicants: Franklin Fund Allocator Series, a Delaware statutory trust, that is registered under the Act as an open-end management investment company with multiple series (the "Trust"); Franklin Advisers, Inc. (the "Initial Adviser"), a California corporation, registered as an investment adviser under the Investment Advisers Act of 1940; and Franklin Templeton Distributors, Inc. (the "Distributor"), registered as a broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the Financial Industry Regulatory Authority.

<u>Filing Dates</u>: The application was filed on February 9, 2016, and amended on May 23, 2017.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 30, 2017, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>ADDRESSES</u>: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Craig S. Tyle, Franklin Templeton Investments, One Franklin Parkway, San Mateo, CA 94403; and Bruce G. Leto and Michael W. Mundt, Stradley Ronon Stevens & Young, LLP, 2600 One Commerce Square, Philadelphia, PA 19103.

<u>FOR FURTHER INFORMATION CONTACT</u>: Laura L. Solomon, Senior Counsel, at (202) 551-6915, or Nadya Roytblat, Assistant Chief Counsel, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

<u>SUPPLEMENTARY INFORMATION</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Summary of the Application

1. Applicants request an order to permit (a) each Fund[1] (each a "Fund of Funds") to acquire shares of Underlying Funds[2] in excess of the limits in sections 12(d)(1)(A) and (C) of the Act and (b) each Underlying Fund that is a registered open-end management investment company or series thereof, their principal underwriters, and any broker or dealer registered under the 1934 Act to sell shares of the Underlying Funds to the Fund of Funds in excess of the limits in section 12(d)(1)(B) of the Act.[3] Applicants also request an order of exemption under sections 6(c) and 17(b) of the Act from the prohibition on certain affiliated transactions in section 17(a) of the Act to the extent necessary to permit the Underlying Funds to sell their shares to, and redeem their shares from, the Funds of Funds.[4] Applicants state that such transactions will be consistent with the

[1] Applicants request that the order apply not only to the existing series of the Trust (the "Initial Funds"), but that the order also extend to any future series of the Trust and any other existing or future registered open-end management investment companies and any series thereof that are part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Trust and are, or may in the future be, advised by the Initial Adviser or its successor or any other investment adviser controlling, controlled by, or under common control with the Initial Adviser or its successor (together with the Initial Funds, each series a "Fund," and collectively, the "Funds"). Applicants further request that the order also apply to any future principal underwriter and distributor for a Fund. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. For purposes of the request for relief, the term "group of investment companies" means any two or more registered investment companies, including closed-end investment companies, and business development companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

[2] Certain of the Underlying Funds have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as an exchange-traded fund ("ETF").

[3] Applicants are not requesting relief for a Fund of Funds to invest in business development companies and registered closed-end investment companies that are not listed and traded on a national securities exchange.

[4] Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF or closed-end fund through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from sections 17(a)(1) and (2) to permit each ETF or closed-end fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in section 2(a)(3) of the Act, of a Fund of Funds, to sell shares to or redeem shares from the Fund of Funds. This includes, in the case of sales and redemptions of shares of

policies of each Fund of Funds and each Underlying Fund and with the general purposes of the Act

and will be based on the net asset values of the Underlying Funds.

2.   Applicants further request an exemption under section 6(c) from rule 12d1-2 under the

Act to permit any Fund of Funds that relies on section 12(d)(1)(G) of the Act ("Section

12(d)(1)(G) Fund of Funds") and that otherwise complies with rule 12d1-2(a) under the Act, to

also invest, to the extent consistent with its investment objective, policies, strategies and

limitations, in other financial instruments that may not be securities within the meaning of

section 2(a)(36) of the Act ("Other Investments").

3.   Applicants agree that any order granting the requested relief will be subject to the terms

and conditions stated in the application. Such terms and conditions are designed to, among other

things, help prevent any potential (i) undue influence over an Underlying Fund that is not in the

same "group of investment companies" as the Fund of Funds through control or voting power, or

in connection with certain services, transactions, and underwritings, (ii) excessive layering of fees,

and (iii) overly complex fund structures, which are the concerns underlying the limits in sections

12(d)(1)(A), (B), and (C) of the Act. Applicants assert that permitting a Section 12(d)(1)(G) Fund

of Funds to invest in Other Investments as described in the application would not raise any of the

concerns that section 12(d)(1) of the Act was intended to address.

4.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person,

security, or transaction, or any class or classes of persons, securities, or transactions, from any

provision of section 12(d)(1) if the exemption is consistent with the public interest and the

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ETFs, the in-kind transactions that accompany such sales and redemptions. Applicants are not seeking
relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF, BDC
or closed-end fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of
a Fund of Funds because an investment adviser to the ETF, BDC or closed-end fund or an entity
controlling, controlled by or under common control with the investment adviser to the ETF, BDC or
closed-end fund, is also an investment adviser to the Fund of Funds.

protection of investors. Section 17(b) of the Act authorizes the Commission to grant an order

permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the

proposed transaction are fair and reasonable and do not involve overreaching on the part of any

person concerned; (b) the proposed transaction is consistent with the policies of each registered

investment company involved; and (c) the proposed transaction is consistent with the general

purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or

transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act.

      For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

                Robert W. Errett
                Deputy Secretary